

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 18, 2010

VIA U.S. MAIL

Amit S. Dang
President and Chief Executive Officer
Hepalife Technologies, Inc.
60 State Street, Suite 700
Boston, Massachusetts 02109

> **Re:** **Hepalife Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-29819**

Dear Mr. Dang:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief